Exhibit 21.1

SUBSIDIARIES OF TOPBUILD CORP.
Name	Jurisdiction
Aegis Company Merger Sub LLC	Delaware
American Commercial Insulation, LLC	Delaware
American National Insulation, Inc.	Delaware
Builder Procurement Services, LLC	Delaware
Builder Services Group, Inc.	Florida
Crossroads C&I Distributors, Inc.	B.C., Canada
Ideal Products of America Holdings, LLC	Delaware
Ideal Products of Canada Ltd.	Alberta, Canada
Ideal Products of Dongguan Ltd.	China
Ideal Products of Hong Kong Limited	Hong Kong
Specialty Distribution Group, LLC	Virginia
TopBuild Home Services, Inc.	Delaware
TopBuild Support Services, Inc.	Delaware